

Mail Stop 3720

January 20, 2010

Mr. Mark P. Mays
Chief Executive Officer
CC Media Holdings, Inc.
200 East Base Road
San Antonio, Texas 78209

      **RE: CC Media Holdings, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed March 2, 2009
           Form 10-Q for the Quarterly Period Ended September 30, 2009
           File No. 000-53354**

Dear Mr. Mays:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Larry Spirgel
                                  Assistant Director